UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

________________________________________________________________________________


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                             NEWSTAR FINANCIAL, INC.
                             -----------------------
                                (Name of Issuer)


                         Common Stock, $0.01 par value
                    ---------------------------------------
                         (Title of Class of Securities)


                                   65251F105
                             -----------------------
                                 (CUSIP Number)


                                January 18, 2008
                             -----------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                              [ ]   Rule 13d-1(b)

                              [X]   Rule 13d-1(c)

                              [ ]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on following pages
                                Page 1 of 5 Pages

                                  SCHEDULE 13G

CUSIP No.: 65251F105                                           Page 2 of 5 Pages
.................................................................................

1.      Names of Reporting Persons.

        I.R.S. Identification Nos. of above persons (entities only).


        SWISS REINSURANCE COMPANY
.................................................................................

2.      Check the Appropriate Box if a Member of a Group

        (a) [ ]

        (b) [X]
.................................................................................

3.      SEC Use Only
.................................................................................

4.      Citizenship or Place of Organization

        Switzerland
.................................................................................

Number of       5.   Sole Voting Power                  3,000,000
Shares          ................................................................
Beneficially    6.   Shared Voting Power                - 0 -
Owned by        ................................................................
Each            7.   Sole Dispositive Power             3,000,000
Reporting       ................................................................
Person With     8.   Shared Dispositive Power           - 0 -
.................................................................................

9.      Aggregate Amount Beneficially Owned by Each Reporting Person

        3,000,000
.................................................................................

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

        [ ]
.................................................................................

11.     Percent of Class Represented by Amount in Row (9)

        6.16% based on 48,676,439 shares outstanding as of January 18, 2008.
.................................................................................

12.     Type of Reporting Person:

        CO

                                                               Page 3 of 5 Pages

Item 1(a).      Name of Issuer:

                NewStar Financial, Inc. (the "Issuer").

Item 1(b).      Address of Issuer's Principal Executive Offices:

                500 Boylston Street, Suite 1600, Boston, MA

Item 2(a).      Name of Person Filing:

                This Statement is filed on behalf of the following person (the "Reporting Person"):

                Swiss Reinsurance Company

Item 2(b).      Address of Principal Business Office or, if None, Residence:

                The address of the principal business office of the Reporting Person is:
                Mythenquai 50/60, CH-8022, Zurich, Switzerland.

Item 2(c).      Citizenship:

                Swiss Reinsurance Company is a Swiss corporation.

Item 2(d).      Title of Class of Securities:

                Common Stock, $0.01 par value per share (the "Shares")

Item 2(e).      CUSIP Number:

                65251F105

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c),

                Check Whether the Person Filing is a:

                This Item 3 is not applicable.

Item 4.         Ownership:

Item 4(a)       Amount Beneficially Owned

                As of January 28, 2008, Swiss Reinsurance Company may be deemed to be the beneficial owner of 3,000,000 Shares held for its account.

Item 4(b)       Percent of Class:

                As of January 28, 2008, the number of Shares Swiss Reinsurance Company may be deemed to be the beneficial owner of constitutes approximately 6.16% of the 48,676,439 total number of Shares outstanding.

                                                               Page 4 of 5 Pages

Item 4(c)       Number of Shares of which such person has:

Swiss Re
--------

(i) Sole power to vote or direct the vote:                             3,000,000
(ii) Shared power to vote or direct the vote:                                  0
(iii) Sole power to dispose or direct the disposition of:              3,000,000
(iv) Shared power to dispose or direct the disposition of:                     0

Item 5.         Ownership of Five Percent or Less of a Class:

                This Item 5 is not applicable.

Item 6.         Ownership of More than Five Percent on Behalf of Another Person:

                This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                Company:

                This Item 7 is not applicable

Item 8.         Identification and Classification of Members of the Group:

                This Item 8 is not applicable

Item 9.         Notice of Dissolution of Group:

                This Item 9 is not applicable.

Item 10.        Certification:

                By signing below each of the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                               Page 5 of 5 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 28, 2008                 SWISS REINSURANCE COMPANY


                                       By:
                                           /s/ Andre Pfanner
                                           -----------------
                                       Name:  Andre Pfanner
                                       Title: Director

                                       By:
                                           /s/ Paolo Sismondi
                                           ------------------
                                       Name:  Paolo Sismondi
                                       Title: Vice President